UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35850

MICRONET ENERTEC TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

28 West Grand Avenue, Suite 3, Montvale, NJ 07645, (201) 225-0190
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Warrants issued pursuant to the Warrant Agency Agreement, dated as of April 23, 2013
(Title of each class of securities covered by this Form)

Common Stock, par value $0.001 per share
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Micronet Enertec Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MICRONET ENERTEC TECHNOLOGIES, INC.

Date: April 30, 2018	By:	/s/ David Lucatz
Name: David Lucatz
Title: Chairman, President and Chief Executive Officer